UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE — ACT OF 1934

For the transition period from              to

Commission file number 1-13782

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westinghouse Air Brake Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

Form 11-K Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

DECEMBER 31, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Westinghouse Air Brake Technologies Corporation Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2004, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for plan benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2003 was audited by other auditors whose report dated June 11, 2004, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2004 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick & Battaglia, PC

Buffalo, New York

June 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Westinghouse Air Brake Technologies Corporation Savings Plan and Participants:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Air Brake Technologies Corporation Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, PA

June 11, 2004

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2004	2003
Investments at market value:
Shares of registered investment companies	$123,180,970	$—
Employer securities	14,823,434	—
Investments in Master Trust	—	118,045,180
Participant loans	3,116,756	2,799,665

	141,121,160	120,844,845

Receivables:
Employee contributions receivable	195,021	387,626
Employer contributions receivable	2,985,030	2,891,439

Net assets available for benefits	$144,301,211	$124,123,910

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years ended December 31,
	2004	2003
Sources of net assets:
Unrealized gain on investment transactions	$9,009,423	$—
Employee contributions	6,710,340	6,655,052
Transfer in from other plans	5,507,065	545,481
Employer contributions	5,290,030	4,903,584
Interest and dividend income	2,764,869	2,276,272
Realized gain on investment transactions	449,689	—
Net appreciation in fair value of investments in Master Trust	—	18,044,012

Total sources of net assets	29,731,416	32,424,401

Applications of net assets:
Benefit payments	9,526,270	6,938,042
Administrative expenses	27,845	36,708

Total applications of net assets	9,554,115	6,974,750

Increase in net assets	20,177,301	25,449,651

Net assets available for plan benefits:

Beginning of year	124,123,910	98,674,259

End of year	$144,301,211	$124,123,910

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the Westinghouse Air Brake Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, effective March 9, 1990, amended and restated effective January 1, 1997, is a contributory plan intended to comply with the provisions of Sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC). All employees of Westinghouse Air Brake Technologies Corporation and its subsidiaries (Wabtec) (the Company) are eligible to participate upon their hire date. All collective bargaining employees in Boise, Idaho and those in Wilmerding, Pennsylvania and Greensburg, Pennsylvania hired before October 1, 2004 are eligible to participate in the Plan, but are not eligible for employer contributions.

Transfer In from Other Plans

Effective January 1, 2004, assets allocated to the Wabtec Supplemental Plan were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan in the amount of $5,205,247. Effective August 2, 2004, assets allocated to the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan in the amount of $301,818.

In 2003, assets allocated to the Service Center hourly employees, who were participants in the Westinghouse Air Brake Technologies Corporation Savings Plan for Hourly Employees, were transferred into the Westinghouse Air Brake Technologies Corporation Savings Plan in the amount of $545,481.

Contributions

Participants may contribute, through payroll deductions, employee elective contributions from 1% to 20% of their compensation, limited to $13,000 in 2004 ($12,000 in 2003). In addition, participants may contribute employee after-tax contributions from 1% to 20% of their compensation. Participants who were 50 years of age or older during the plan year are allowed to contribute catch-up contributions in addition to the 20% maximum. Participants’ total annual contributions may not exceed the contributions limits under Section 415(c) of the IRC. In addition, the combination of an employee’s elective contribution and after-tax contribution could not exceed 20% of their compensation in 2004 and 2003.

The Company makes an annual contribution of 3% of a participant’s eligible compensation, as long as the Company employs the participant at December 31. In addition, the Company makes a dollar for dollar matching contribution of up to 3% of the participant’s contributions.

The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives offered under the Plan.

Withdrawals

Participants may make the following types of withdrawals:

In-Service Withdrawals—A participant may withdraw any amount of the vested portion of their employer matching account, employer basic account, employee after-tax account, and rollover accounts once in any six-month period. Once a participant has reached age 59 1/2, they can withdraw any portion of their employee elective account.

Hardship Withdrawals—In the case of hardship, as defined in the plan document, the participant can receive 100% of their employee elective account. Hardship withdrawals are limited to once every plan year. Employee contributions cannot be made to the Plan for a period of six months following the hardship withdrawal.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of the value of the participant’s vested balance of their account, reduced by any outstanding loan balance, or $50,000. The loans bear interest based on prevailing commercial rates determined quarterly by the plan administrator. The interest rates on participant loans range from 5% to 10.5%.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the Company will direct either (a) that the investment manager and trustee continue to hold the participants’ accounts in accordance with the Plan, or (b) that the investment manager and trustee immediately distribute to each participant all amounts in the participant’s account in a single lump-sum payment.

Vesting

Employee contributions are at all times 100% vested and nonforfeitable. Plan participants become 100% vested in employer contributions after three years of service as described in the Plan document

Forfeitures

Amounts forfeited by participants are used to reduce future employer contributions. For the year ended December 31, 2004, forfeited non-vested accounts totaled $314,060.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager and trustee for their services and costs in administering the Plan are paid directly by the Company.

Accounting Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts

Investment Valuation and Income Recognition

The Plan’s assets are invested in the common stock of Westinghouse Air Brake Technologies Corporation and several mutual funds through Fidelity Management Trust Company, the Plan custodian and trustee. All investments are presented at market value based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2002, stating that the Plan is qualified under Section 410 (a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reclassification

Certain 2003 amounts have been reclassified to conform to 2004 presentation.

3. INVESTMENTS

The trustee of the Plan is Fidelity Management Trust Company (Fidelity) per the Trust Agreement dated June 21, 1990. Fidelity maintains the investments and provides record-keeping functions for the Plan. The fair market values of individual assets that represent 5% or more of the Plan’s net assets as of December 31, 2004 are as follows:

December 31, 2004
Fidelity Managed Income Portfolio II Fund	$29,189,211
Wabtec Stock Fund	14,823,434
Fidelity Magellan Fund	13,213,415
Fidelity Growth Fund	11,044,350
Spartan US Equity Index Fund	10,908,851
Fidelity Asset Manager Fund	9,865,446
Fidelity Contrafund	9,028,632
Fidelity Equity Income Fund	8,502,717
Fidelity Blue Chip Growth Fund	7,974,373

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,459,112 as of December 31, 2004 (the Master Trust, see below, appreciated by $18,720,529 in 2003) as follows:

	Year ended December 31,
	2004	2003
Wabtec common stock	$2,913,238	$2,341,804
Shares of registered investment companies	6,545,874	16,378,725

Total appreciation	$9,459,112	$18,720,529

Principles of Presentation

The net assets of the Plan were held in a Master Trust (Trust) through December 31, 2003. The Trust consisted of the following plans at December 31, 2003:

•	Westinghouse Air Brake Technologies Corporation Savings Plan

•	Wabtec Supplement Plan

The statement of net assets available for benefits as of December 31, 2003, presented the assets held in the Trust for the benefit of the Plan’s participants. Each of the plans shared pro rata in the commonly held investment of the Trust. Investment income and realized and unrealized appreciation (depreciation) in the fair value of investments were allocated to the Plan based upon the relationship of net assets of the Plan at the beginning of the reportable period to total net assets of the Trust. Dividends and interest income in the master trust for the year ended December 31, 2003 amounted to $2,219,077. Cash and accrued income were allocated to the Plan based on the relationship of the Plan’s investments to total investments. The Plan’s net assets represented 96% of the net assets of the Master Trust at December 31, 2003.

At December 31, 2003, investments in the Master Trust were as follows:

December 31, 2003
Market value as determined by quoted market price:
Westinghouse Air Brake Technologies Corporation common stock	$13,219,345
Mutual funds	109,108,347

Total investments in Master Trust	$122,327,692

4. PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $27,845 for the year ended December 31, 2004 ($36,708 in 2003). The Plan also invests in Wabtec common stock. Wabtec is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by Fidelity Management Trust Company and Wabtec amounted to $10,733,108 for the year ended December 31, 2004.

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

SAVINGS PLAN

PLAN NUMBER 004

EMPLOYER IDENTIFICATION NUMBER 25-1615902

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2004

Identity of Issuer	Description of Asset	Fair Value
Fidelity	Fidelity Managed Income Portfolio II Fund*	$29,189,211
Fidelity	Fidelity Magellan Fund*	13,213,415
Fidelity	Fidelity Growth Fund*	11,044,350
Spartan	Spartan U.S. Equity Index Fund*	10,908,851
Fidelity	Fidelity Asset Manager Fund*	9,865,446
Fidelity	Fidelity Contrafund*	9,028,632
Fidelity	Fidelity Equity Income Fund*	8,502,717
Fidelity	Fidelity Blue Chip Growth Fund*	7,974,373
Fidelity	Fidelity Overseas Fund*	5,519,677
Fidelity	Fidelity Freedom 2040 Fund*	4,340,594
JP Morgan	JP Morgan Core Bond	3,531,735
T. Rowe Price	T. Rowe Price Science & Technology Fund	3,453,868
Fidelity	Fidelity Low-Priced Stock Fund*	2,095,948
Fidelity	Fidelity Freedom 2020 Fund*	1,241,591
Fidelity	Fidelity Freedom 2010 Fund*	1,060,692
Fidelity	Fidelity Freedom 2030 Fund*	957,026
MSI	MSI Small Company Growth Fund	553,795
Fidelity	Fidelity Freedom 2000 Fund*	292,467
Fidelity	Fidelity Freedom Income Fund*	286,997
Fidelity	Fidelity Freedom 2005 Fund*	117,417
Fidelity	Fidelity Freedom 2035 Fund*	1,774
Fidelity	Fidelity Freedom 2025 Fund*	383
Fidelity	Fidelity Freedom 2015 Fund*	11
Wabtec	Wabtec Stock Fund*	14,823,434
	Participant Loan Fund*	3,116,756

		$141,121,160

*	The above named institution is a party-in-interest.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westinghouse Air Brake Technologies Corporation

By	/s/ Scott E. Wahlstrom
Scott E. Wahlstrom
Vice President, Human Resources and Plan Administrator of the Westinghouse Air Brake Technologies Corporation Savings Plan

June 27, 2005